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                                                                       Exhibit 5

                            GRYPHON DIRECTORS REJECT
                       MARKEL'S UNSOLICITED TENDER OFFER

New York, New York, November 3, 1998 -- The Board of Directors of Gryphon Holdings Inc. (NASDAQ:GRYP) has recommended that Gryphon stockholders reject Markel Corporation's unsolicited $18 per share tender offer. The Board strongly urged stockholders not to tender their shares to Markel.

In response to the unsolicited bid commenced on October 20, 1998 by Markel through its wholly-owned subsidiary MG Acquisition Corp., Hadley C. Ford, Chairman of the Board of Gryphon, and Stephen A. Crane, Director, President and Chief Executive Officer of Gryphon, sent a letter to Gryphon stockholders on behalf of the Board of Directors explaining the reasons for the Board's recommendation that Gryphon stockholders not sell any shares to Markel. According to this letter, the Board has determined that "the Markel offer is inadequate and not in the best interests of Gryphon and its stockholders and should be rejected." In reaching this conclusion, the Board considered, among other factors, the opinion of its independent financial advisor that the tender offer price is inadequate from a financial point of view.

The letter to stockholders also noted the Board's conclusion that Markel's $18 offer "fails to recognize both the current value of Gryphon and its projected longer-term value." The Board believes that it is in the best interests of the stockholders for the Company to evaluate alternatives to the Markel offer, including investigating the possibility of an alternative transaction or remaining independent, before reaching a definitive judgment on an appropriate course of action.

In addition to recommending the rejection of Markel's tender offer, the Board of Directors also resolved to delay indefinitely the date on which a tender offer would trigger the ability of holders of Rights under Gryphon's Shareholder Rights Plan to exercise those Rights. As a result of such action, the commencement of the tender offer by Markel does not, without further action by the Board, trigger a distribution of Rights under the Shareholder Rights Plan.

A copy of the Board's letter to stockholders is attached.

Gryphon Holdings operates through its main subsidiary, Gryphon Insurance Group, as a specialty property and casualty underwriting organization. The Company's wholly owned insurance subsidiaries are Associated International Insurance Company, Calvert Insurance Company, and The First Reinsurance Company of Hartford.